

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Tao Ling
Chief Executive Officer
Ostin Technology Group Co., Ltd.
Building 2, 101/201 1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046

> **Re: Ostin Technology Group Co., Ltd.**
> **Registration Statement on Form F-1**
> **Filed March 5, 2021**
> **File No. 333-253959**

Dear Mr. Ling:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed March 5, 2021

Exhibit 23.1, page i

1. Please revise to include a consent from your auditor that correctly indicates that its report dated March 5, 2021 covers the consolidated financial statements of Ostin Technology Group Co., Ltd, as of September 30, 2020 and 2019 and for each of the two years ended September 30, 2020. In addition, have your auditor consent to the reference to the firm under the caption "Experts" in the filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing